Mail Stop 3561

September 14, 2007

J. Kevin Blodgett
General Counsel & Executive Vice President
Dynegy Holdings Inc.
1000 Louisiana, Suite 5800
Houston, TX 77002

> **Re: Dynegy Holdings Inc.**
> **Registration Statement on Form S-4**
> **Filed August 22, 2007**
> **File No. 333-145631**

Dear Mr. Blodgett:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the exchange notes in reliance on the positions enunciated in *Exxon Capital Holdings Corporation* (available May 13, 1999), *Morgan Stanley & Co. Incorporated* (available June 5, 1991) regarding resales, and *Shearman & Sterling* (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please submit as correspondence a letter (1) indicating that you are registering the exchange offer

in reliance on the positions set forth in those letters and (2) including the statements and representations substantially in the form set forth in the *Morgan Stanley & Co. Incorporated* and *Shearman & Sterling* letters.

Undertakings, II-19

2. Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Exhibit 5.1

3. The legal opinion refers to the "General Corporation Law of the State of Delaware." Please have counsel confirm for us in writing that the legality opinion concurs with our understanding that the reference and limitation to the General Corporation Law of the State of Delaware includes the statutory provisions and also all applicable provisions of the Delaware Constitution and the reported judicial cases interpreting those laws currently in effect. Please file this confirmation as correspondence on the EDGAR system.

Exhibit 99.1

4. Please delete the language in the letter of transmittal requiring the note holder to acknowledge that he/she has "reviewed" the prospectus and all of the terms of the exchange offer.

* * * * *

As appropriate, please amend your registration statement in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: John Goodgame, Esq.
        Akin Gump Strauss Hauer & Feld LLP